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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                     (Amendment No. 1)


                            Sound Source Interactive, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)



                            Common Stock, par value $.001
--------------------------------------------------------------------------------
                            (Title of Class of Securities)



                                      83608K 107
--------------------------------------------------------------------------------
                                    (CUSIP Number)



                                  Allyn R. Burroughs
                               5075 Spyglass Hill Drive
                                 Las Vegas, NV  89122
--------------------------------------------------------------------------------
                    (Name, address, and telephone number of Person
                  authorized to Receive Notices and Communications)



                                    October 10, 1996
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   /  /

Check the following box if a fee is being paid with the statement.      /x/

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CUSIP No. 83608K 107            SCHEDULE 13D                  Page 2 of 7 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               ASSI, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         / /
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                    4,856,657
   PERSON WITH               --------------------------------------------------
                              (8) SHARED VOTING POWER

                                      None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                      4,856,657
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,856,657
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       /  /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   52.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

              CO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 83608K 107            SCHEDULE 13D                  Page 3 of 7 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               Louis Habash
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

            Not Applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT         / /
     TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                     None
   PERSON WITH               --------------------------------------------------
                              (8) SHARED VOTING POWER

                                      4,856,657
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                      None
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                      4,856,657
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,856,657
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       /  /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   52.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     3 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                              STATEMENT ON SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the Schedule 13D dated August 3, 1996 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

         The purpose of this Amendment No. 1 is to reflect the sale by ASSI on October 10, 1996 of 300,000 warrants to purchase shares of Common Stock of the Company.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to read as follows:

         ASSI beneficially owns 4,856,657 shares of Common Stock. Of this amount, 4,816,657 are pursuant to currently exercisable warrants and the remaining 40,000 shares are shares held of record by ASSI. The 40,000 shares were purchased from another shareholder of the Company in October 1995 for $200,000. Of the 4,816,657 warrants held by ASSI, 2,000,000 warrants were acquired in April 1996 in exchange for consulting

                                  Page 4 of 7 Pages

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services provided by ASSI to the Company, and the balance was purchased as follows: (1) 800,000 warrants were purchased from the Company in October 1995 as part of a purchase of 1,100,000 warrants for $55,000 in connection with a private offering of notes and warrants by the Company, and (ii) 2,016,657 warrants were acquired in July 1996 upon conversion of $504,164 in principal and accrued interest on an outstanding loan by ASSI to the Company. All funds used to purchase the 40,000 shares and the purchased warrants were working capital funds of ASSI and it is expected that working capital funds would be used to exercise the warrants.

Item 4.  PURPOSE OF TRANSACTIONS.

         Item 4 is amended to read as follows:

         The shares of Common Stock and warrants purchased by ASSI were purchased as an investment based on the belief of ASSI that they provided an opportunity for long-term appreciation.

         (a) ASSI owns warrants to purchase 4,856,657 shares of Common Stock, which ASSI may exercise if the market price exceeds the exercise price thereof.

         (b)-(c)   None.

         (d) The Company is currently conducting a search for a new Chief Executive Officer. ASSI, Habash and James are assisting in that search.

         (e)- (j)  None.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

         (a) As of the date of this Schedule, ASSI was the beneficial owner of 4,856,657 shares of Common Stock representing approximately 52.3% of the 9,184,481 shares of Common Stock outstanding (assuming shares issuable upon exercise of ASSI's warrants are outstanding) based upon the information contained in the Company's Annual Report on Form 10-K for the period ending June 30, 1996. Of this amount, 4,816,657 shares are beneficially owned pursuant to currently exercisable warrants.

         As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI.

         Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

         (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 4,856,657 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock held by ASSI.

                                  Page 5 of 7 Pages

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         (c)  On October 10, 1996, ASSI sold 300,000 warrants $1.125 per warrant in an off-market negotiated transaction.

         (d)-(e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to report that the number of ASSI warrants is now 4,816,657. Except as set forth above, Item 6 is not otherwise amended.

                                  Page 6 of 7 Pages


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                                      SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1996          ASSI, INC.


                                  By:  /s/ Louis Habash, President
                                      --------------------------------------
                                       Louis Habash, President


                                  /s/ Louis Habash
                                  ------------------------------------------
                                  Louis Habash

                                  Page 7 of 7 Pages